SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:   ☑                     Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐                      No:   ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R. L. Van Iperen
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: April 5, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1	Press Release issued April 2, 2007

99.2	Quarterly Report 2007/1

Exhibit 99.1

Océ strengthens distribution power in display graphics market through strategic partnership with Fujifilm

Venlo, The Netherlands, April 2, 2007 - Océ N.V., a leading international document management company, today announced it has entered into a strategic partnership with Fujifilm. Under this agreement, Fujifilm will market an OEM version of the new Océ Arizona® 250 GT UV curable flatbed printer to the offset and screenprinting markets. With this expanded distribution network, Océ anticipates a substantial increase in sales of Océ Arizona 250 GT printers.

The initial contract covers the next three years with an aim to extend the partnership. This agreement enables Fujifilm to expand its digital portfolio in the offset and screenprinting markets.

Océ and Fujifilm both benefit from this partnership. Fujifilm holds a strong position in the offset and screenprinting markets, and Océ is traditionally well represented in the reprographics and sign making/point-of-sale markets. Fujifilm Sericol, a division of Fujifilm, will supply the UV digital ink to the Océ Arizona 250 GT printer.

The Océ Arizona 250 GT offers printing without compromise for a broad range of applications. The Océ Arizona 250 GT printer uses UV curable inks and Océ VariaDot imaging technology to deliver near-photographic image quality, and includes a true flatbed platform to print onto a wide variety of rigid substrates, and will feature an optional roll-to-roll module for printing onto flexible media.

The Océ Arizona 250 GT is ideal for producing a wide variety of display graphics such as event graphics, point-of-purchase displays, limited-term signage, banners, backlit and reflective rigid displays, transit advertising, and directional signage. The Océ Arizona 250 GT can produce a wide variety of applications including custom furniture, glasswork, fixture enhancement, fine art, or nearly any other object that the imagination can conceive.

Industry experts estimate the global display graphics market at €2.6 billion and anticipate the market to grow approximately 6 percent per year. The core providers in this market are digital printers, graphics screenprinters, sign makers, photo labs and reprographers, all producing wide format visual communications for indoor and outdoor use. Since 2001, Océ has conducted several strategic acquisitions for this market in the United States, Canada, Scandinavia, France and Benelux.

Océ N.V.

April 2, 2007

For further information:

Océ N.V.

Investor Relations:	Press:
Carlo Schaeken Vice President Investor Relations Tel. +31 77 359 2240 e-mail investor@oce.com	Freek Jochems Senior Spokesman Tel. + 31 77 359 2000 e-mail freek.jochems@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

About Fujifilm

Fujifilm Group is a leading global provider of imaging, information and document-related products and services, and a pioneer of a wide range of digital systems. It had global revenues of $22.3 billion in the year ended March 31, 2006 and 75,845 employees worldwide.

As a global company with a reputation for the highest quality and reliability, Fujifilm uses leading-edge, proprietary technologies to provide top-quality products and services that contribute to the advancement of culture, science, technology and industry, as well as improved health and environmental protection in society. More information about Fujifilm is available at www.Fujifilm.com.

About Océ

Océ Display Graphics Systems is a leading provider of professional, large format solutions for indoor and outdoor color display graphics applications. Océ solutions are specifically designed to enhance the revenue and profit opportunities for service providers by combining hardware with workflow software and the expertise to help companies expand into digital large format color. From extremely high-quality photo laser printers to outdoor-durable systems, Océ offers a total solution including hardware, software, services and financing. Customers benefit in working with a full-service partner they can count on to help their businesses grow.

Océ is a leading provider of digital document management technology and services. The company’s solutions are based on Océ’s advanced software applications that deliver documents and data over internal networks and the Internet to printing devices and archives — locally and around the world. Supporting the workflow solutions are Océ digital printers and scanners, considered the most reliable and productive in the world. Océ also offers a wide range of display graphics, consulting and outsourcing solutions.

Netherlands-based Océ N.V. (NASDAQ: OCENY), with a workforce of around 24,000 people and with revenues of € 3.1 billion in 2006, active in approximately ninety countries, maintains research and manufacturing centers in the Netherlands, the United States, Canada, Germany, France, Belgium, the Czech Republic, and Romania. For more information about Océ, visit www.oce.com.

“Océ” is a registered trademark of Océ-Technologies B.V. The Océ logo is a registered trademark of Océ-Nederland B.V. Corporation. “Océ Arizona” is a registered trademark of Océ Display Graphics Systems, Inc. “Fujifilm” is a registered trademark of Fuji Corporation. All product and company names are trademarks or registered trademarks and are the property of their owners and are respectfully acknowledged.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 (part 1 and 2), Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.2

Océ N.V.

P.O. Box 101, 5900 MA Venlo, the Netherlands +31 77 359 22 40 Océ investor information on Internet: http://www.investor.oce.com	Printing for Professionals

Quarterly report 2007/1

Strategy is on track

Results first quarter 20071)

Salient figures	First quarter
In million €	2007	20062)	Δ
Total revenues	729.2	754.1	-3.3%
EBITDA	71.6	75.6	-5.4%
EBITA	31.1	32.9	-5.4%
Operating income [EBIT]	21.3	23.7	-10.1%
Net income	12.2	11.9	2.7%
In € per share
EBITDA	0.85	0.90	-5.7%
Net income attributable to holders of ordinary shares	0.13	0.14	-7.1%

1)	The figures in this report are unaudited.

2)	In 2006 the reporting of gross margin and operating expenses of Océ Imagistics have been brought into line with the Océ Group [as described in the press release of January 15, 2007, page 11].

Highlights:

•	Organic revenues growth: 0.8%

•	Gross margin equal to that of previous year [41.6%]

•	Upward trend continues in WFPS

•	Order portfolio DDS substantially higher than at end of the 2006 first quarter

•	Results in DDS stayed behind, but it is expected that these will improve during 2007

Comments by Rokus van Iperen, chairman of the Board of Executive Directors:

“Wide Format Printing Systems booked an increase of almost 5% in revenues in the first quarter of 2007. The main drivers of this growth are our successful colour products. Sales of our black and white range are also developing well. In DDS revenues still showed a decline in the first quarter, but the order portfolio at the end of the quarter is substantially higher than one year ago. Positive customer reactions to our own new products and third-party products will further boost the growth in sales. As a result there will be an increase in the number of printing systems installed in the market, bringing improved results for DDS as the year progresses.”

April 3, 2007 Page 2

Quarterly report 2007/1

First quarter: organic growth in recurring revenues continues

Total revenues in the first quarter were € 729.2 million and increased organically by 0.8%1) compared to the first quarter of 2006 [including exchange rate effects: –3.3%]. Non-recurring revenues remained stable on an organic basis [including exchange rate effects: –4.0%]. Recurring revenues showed an organic increase for the sixth quarter in succession, moving up by 1.1% [including exchange rate effects: –3.0%] compared to the first quarter of 2006.

The gross margin amounted to 41.6% of revenues, which was the same as in the first quarter of 2006.

Operating expenses amounted to 38.7% of revenues [2006: 38.4%]. After adjustment for exchange rate effects, operating expenses were at the same level as in the first quarter of 2006.

Operating income was € 21.3 million [2006: € 23.7 million, including a one-off positive contribution of € 8.1 million net]. During the first quarter of 2007 a net amount of € 5.5 million was capitalised on R&D costs [2006: € 0.4 million].

	First quarter
In million €	2007	2006
Operating income	21.3	23.7
Release from pensions	—	-11.8
Restructuring and integration costs	—	3.7

Normalised* operating income	21.3	15.6
Capitalised R&D costs	5.5	0.4

*	adjusted for exceptional items.

Financial expenses [net] decreased from € 12.6 million to € 10.0 million.

1)	Revenue growth after adjustment for exchange rate effects and large acquisitions. Excluding CaseData organic growth is 0.4%.

A substantial proportion of income was achieved in countries with a relatively low tax burden. In addition, deferred income tax claims arising from tax-offsettable losses were capitalised.

On balance this resulted in a positive taxation contribution of € 0.8 million to the net result [first quarter of 2006: € 0.7 million].

Net income increased from € 11.9 million to € 12.2 million.

Net income attributable to holders of ordinary shares amounted to € 0.13 [2006: € 0.14] per share.

Strategic Business Unit Digital Document Systems

Compared to the first quarter of 2006 revenues in the Strategic Business Unit Digital Document Systems [DDS] decreased on an organic basis by 0.7% to € 524.2 million. The expected decrease in the fax business continued and amounted to more than 35% in the first quarter. The DDS business, excluding fax, booked an increase of 0.7% in revenues.

Non-recurring revenues decreased by 5.2% on an organic basis. This was offset by the fact that the order portfolio was substantially higher compared to the end of the first quarter of 2006 as a result of successful sales of the company’s own new products and OEM products.

This development is in line with the strategy we have initiated. Recurring revenues developed well. If the declining revenues from fax are excluded, recurring revenues showed an organic increase of 2.7% [+0.8% if fax is included].

Océ Business Services grew by almost 6%.

The operating income of DDS amounted to € 3.2 million [2006: € 6.6 million; the latter figure was positively influenced by a release from pension provisions in the United States].

April 3, 2007 Page 3

Quarterly report 2007/1

Strategic Business Unit Wide Format Printing Systems

Revenues in the Strategic Business Unit Wide Format Printing Systems [WFPS] grew organically by 4.8% to € 205.0 million.

Non-recurring revenues increased strongly organically by 10.7%, the highest increase in eight quarters.

Recurring revenues likewise developed well, booking an organic increase of 2.1% particularly thanks to higher sales of toner and ink.

Operating income of WFPS amounted to € 18.1 million [2006: € 17.1 million].

Balance sheet and cash flow

At the end of the quarter the balance sheet total amounted to € 2,567 million.

Because of our constant focus on the development of assets the balance sheet has been shortened by € 180 million compared to the first quarter of 2006, of which € 126 million resulted from exchange rate effects.

Free cash flow was € 53 million negative [2006: – € 64 million].

Cash flow from operating activities was € 19 million negative [2006: – € 52 million]. Compared to the fourth quarter of 2006, inventories increased by € 33 million, whilst finance lease receivables and trade receivables were € 19 million lower. In addition, the first quarter always comprises big seasonally related outflows. The cash flow from investing activities was € 34 million negative [2006: – € 12 million, including an inflow of € 11 million from the sale of part of the existing lease portfolio]. Free cash flow for the full 2007 financial year is expected to be at the level of 2006.

Strategy 2007-2010: major steps taken

Both DDS and WFPS have launched new printing systems. Both Strategic Business Units have strengthened their distribution further. These are major steps towards implementing the strategy 2007-2010. As a result the number of printing systems installed in the market will increase and the degree of utilisation of the service organisation will grow.

Digital Document Systems

In the first quarter of 2007 DDS completed its cutsheet colour product line with the introduction of various OEM machines that feature speeds of up to 65 pages per minute. In the colour segment the Océ VarioStream 9240 was also introduced at the Océ OpenHouse.

As the world market leader in continuous feed digital printing, Océ now offers its customers the possibility of upgrading within one high volume product family from pure black and white printing [Océ VarioStream 9210] to full colour applications [Océ VarioStream 9240]. This enables customers to make step-by-step investments to keep pace with the growing market demand for colour, for example in transaction printing or personalised book printing.

In the high volume printing segment Océ introduced the Océ VarioPrint 6200 and the Océ VarioPrint 6160. These machines can print 200 and 160 pages per minute respectively on both sides in one single pass and are part of the same series as the Océ VarioPrint 6250 that was launched last year. Sales and the upscaling of production are progressing favourably, with the result that Océ now offers its customers a complete series of high volume cutsheet printers.

Expansion of distribution power is an important element in the DDS strategy. This comprises, for example, the roll out of the Imagistics model in Europe, which has been initiated. In addition Océ has entered into a strategic partnership with the Chinese Founder Group which is one of China’s biggest technology businesses and holds a strong position in the news and publishing sector. As part of this partnership Founder will sell Océ printing systems.

This will allow Océ to boost its growth opportunities in commercial printing in China.

April 3, 2007 Page 4

Quarterly report 2007/1

Wide Format Printing Systems

In Technical Document Systems Océ is market leader in black and white and has the ambition to acquire the same position in colour – based on a balanced mix of products developed in-house and high quality products from OEM partners. In 2006 Océ installed almost 40% more of its own colour machines and 70% more OEM machines in the low volume colour segment. To strengthen the product portfolio further, Océ introduced three additional OEM colour machines in the first quarter of 2007.

Within Display Graphics Systems the existing – mainly OEM-based– portfolio was extended in the first quarter with the addition of the Océ Arizona 250 GT. This own machine can print texts and illustrations of photographic quality of up to 2.5 metres in length for indoor and outdoor use. In addition Display Graphics has strengthened its distribution by entering into a strategic partnership with Fujifilm, which will sell the Océ Arizona 250 GT world-wide. This partnership is expected to bring a substantial increase in the number of machine sales. Display Graphics is working hard to scale up production to keep pace with demand.

Both the Océ Arizona 250 GT and the partnership with Fujifilm support the accelerated growth strategy in Display Graphics.

Outlook 2007

Implementation of our strategy 2007-2010 is proceeding as planned.

WFPS made a dynamic start in the first quarter. We expect that this good development will continue.

In financial terms DDS did not have a good start, but the development of the underlying business is positive.

The growth in recurring revenues, the expansion of our OEM business in the United States and Europe and the increasing sales of the Océ VarioPrint 6250 give us confidence that the results of DDS will improve during the course of the year.

Board of Executive Directors Océ N.V.

April 3, 2007

For further information:

Investor Relations:

Carlo Schaeken, Vice President

Investor Relations

Telephone 077 359 2240, e-mail

investor@oce.com

Press:

Jan Hol, Senior Vice President

Corporate Communications

Telephone 077 359 2000, e-mail

jan.hol@oce.com

Keys to terminology:

Non-recurring revenues: revenues from the sale of machines, software and professional services.

Recurring revenues: revenues from maintenance, media, toner/ink, rental, interest and business services.

Organic growth: the development of the results after adjustment for exchange rate effects and large acquisitions.

Cutsheet printing: printing on separate sheets of paper.

Continuous feed printing: printing on rolls of paper or on pinfeed forms.

OEM Original Equipment Manufacturer: refers to the producer of a machine that is used in the sales process of another producer or distributor.

April 3, 2007 Page 5

Quarterly report 2007/1

Consolidated Statement of Operations

Period December 1, 2006 to February 28, 2007 In million €	First quarter 2007	First quarter 20061)
Total revenues	729.2	754.1
Cost of sales	-425.6	-440.7
Gross margin	303.6	313.4
Selling and marketing expenses	-178.4	-180.9
Research and development expenses	-55.9	-60.6
General and administrative expenses	-48.0	-48.2

Operating expenses	-282.3	-289.7
Operating income	21.3	23.7
Financial income	3.6	2.6
Financial expenses	-13.6	-15.2
Share in income of associates	0.1	0.1
Income before income taxes	11.4	11.2
Income taxes	0.8	0.7
Net income	12.2	11.9
Net income attributable to:
Shareholders	11.7	11.9
Minority interest	0.5	—

Net income	12.2	11.9
Free cash flow	-53.2	-63.6
Average number of ordinary shares outstanding (x 1,000)	84,011	83,742
Per ordinary share in €
Net income attributable to holders of ordinary shares	0.13	0.14

1)	Based on the accounting principles used in the annual report for 2006 and described in the press release of January 15, 2007 [page 11].

April 3, 2007 Page 6

Quarterly report 2007/1

Consolidated Balance Sheet

In million €		End of first quarter 2007	End of financial year 2006
	Assets
Non-current assets	Intangible assets	548	548
	Property, plant and equipment	425	428
	Rental equipment	113	112
	Investments in associates	2	2
	Deferred income tax assets	82	84
	Available-for-sale financial assets	9	9
	Derivative financial instruments	6	7
	Trade and other receivables	202	209

	Total non-current assets	1,387	1,399
Current assets	Inventories	369	341
	Derivative financial instruments	11	10
	Trade and other receivables	719	729
	Current income tax receivables	24	33
	Cash and cash equivalents	49	85

	Total current assets	1,172	1,198
	Non-current assets held for sale	8	9

Total assets		2,567	2,606
	Equity and liabilities
Equity	Equity attributable to shareholders	696	684
	Minority interest	34	37

	Total equity	730	721
Non-current liabilities	Borrowings	526	533
	Derivative financial instruments	6	5
	Retirement benefit obligations	420	421
	Trade and other liabilities	12	15
	Deferred income tax liabilities	34	51
	Provisions for other liabilities and charges	56	54

	Total non-current liabilities	1,054	1,079
Current liabilities	Borrowings	206	180
	Derivative financial instruments	3	4
	Current income tax liabilities	23	2
	Trade and other payables	532	591
	Provisions for other liabilities and charges	19	29

	Total current liabilities	783	806

Total equity and liabilities		2,567	2,606

April 3, 2007 Page 7

Quarterly report 2007/1

Changes in Equity attributable to shareholders

In million €	First quarter 2007	Financial year 2006
Balance at November 30, 2005		711
Transition to IAS 32 and IAS 39		-63

Balance at December 1, 2006 / 2005	684	648
Net income attributable to shareholders	12	55
Dividend	-1	-51
Share-based compensation	2	6
Purchase of treasury shares	—	—
Reclassification of financing preference shares	—	59
Cash flow hedges	-1	10
Currency translation differences	—	-43

Amount at February 28, 2007 / November 30, 2006	696	684

Organic growth in revenues

As percentage	First quarter 2007
Non-recurring revenues
Digital Document Systems	-5.2
Wide Format Printing Systems	10.7

Total	-0.2
Recurring revenues
Digital Document Systems	0.8
Wide Format Printing Systems	2.1

Total	1.1
Revenues growth
Digital Document Systems	-0.7
Wide Format Printing Systems	4.8

Total	0.8

April 3, 2007 Page 8

Quarterly report 2007/1

Abridged Consolidated Statement of Cash Flow

Period December 1, 2006 to February 28, 2007 In million €	First quarter 2007	First quarter 2006
Income before income taxes	11	11
Adjustments for:
Depreciation and amortisation	50	52
Impairment	—	—
Share-based compensation	1	2
Share in income of asociates	—	—
Other	-1	1
Changes in provisions, rental equipment and working capital:
Retirement benefit obligations	-1	-11
Provision for other liabilities and charges	-8	-7
Other provisions [for inventories, finance lease and trade receivables]	6	4
Rental equipment	-18	-15
Inventories	-33	-24
Finance lease receivables	17	12
Trade and other receivables [excluding finance lease receivables]	2	-10
Trade and other liabilities	-61	-89
Income taxes	16	22

Cash flow from operating activities	-19	-52
Expenditure in intangible assets	-10	-4
Expenditure in property, plant and equipment	-20	-27
Divestment of intangible assets	—	—
Divestment of property, plant and equipment	1	8
Change in other non-current assets	-5	—
Change in investments in associates	—	—
Sale finance lease portfolio	—	11
Sale/acquisitions [net of cash]	—	—

Cash flow from investing activities	-34	-12
Free cash flow	-53	-64
Proceeds from borrowings	43	43
Repayments of borrowings	-23	-64
Dividend	—	—
Change in equity related to shares	1	3
Change in minority interest	-3	-2

Cash flow from financing activities	17	-20
Translation differences	—	1
Changes in cash and cash equivalents	-36	-83

April 3, 2007 Page 9

Quarterly report 2007/1

Profile

Océ: innovative by nature Océ is one of the world’s leading suppliers of professional printing and document management systems. A business that is innovative by nature, both commercially and technologically.

Océ develops and manufactures systems for the production, distribution and management of documents, in colour and black and white, in small format and in wide format for offices, educational institutions, industry and the graphics market. Its products offerings comprise printers, scanners, peripheral equipment and printing media but also document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of printing systems. Océ’s core product range, developed and manufactured by the company itself, is focused on small format and wide format and, as far as small format is concerned, on the [highly] productive segments. To supplement this, Océ offers its customers selected machines made by Original Equipment Manufacturers [OEMs], mostly as part of total solutions.

Océ’s reputation is founded on productivity and reliability, ease of use and a favourable ‘total cost of ownership’.

Océ is commercially active in over 90 countries and has its own sales and services organisation in more than 30 of these countries. It also operates research and manufacturing facilities in Europe, the United States and Canada. In 2006 Océ, which has almost 24,000 employees, achieved revenues of € 3.1 billion and a net income of € 57.1 million.

Business model Océ is one of the few suppliers that is active in the entire chain of printing systems; from development via manufacturing, sales and financing to service. Because of constant feedback within the chain Océ is able at all times to anticipate and respond alertly to changing market requirements and new market opportunities.

Océ’s policy in the various sub-markets is steered by two Strategic Business Units, Digital Document Systems for small format and Wide Format Printing Systems for wide format in close cooperation with Research & Development on the one hand, and Marketing & Sales on the other.

Digital Document Systems serves the market via the business groups Corporate Printing Systems, Commercial Printing Systems and Océ Business Services. Wide Format Printing Systems serves the market via the business groups Technical Document Systems, Display Graphics Systems and Imaging Supplies.

A separate activity, Software & Professional Services, focuses on the development and implementation of software in printing systems and therefore supports all business groups.

In a number of countries in which Océ itself is not represented the business makes part of the product range available via specialised distributors.

Through its own Research & Development Océ develops its basic technologies and majority of its products concepts. The direct feedback of customer experiences serves here as an important source of solutions for concrete, current and future needs. Océ also broadens and strengthens its innovative capacity through alliances with strategic partners and cooperation with co-developers and with OEMs for printing systems in the high, medium and low volume segment markets.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

April 3, 2007 Page 10

Quarterly report 2007/1

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ and some of which are beyond Océ’s control.

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 62 to 71 of the annual report part 2 for 2006, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

April 3, 2007 Page 11